UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 04 )*

NUVEEN MARYLAND QUALITY MUNICIPAL INCOME FUND

(Name of Issuer)

PREFERRED SHARES

(Title of Class of Securities)

67061Q867, 67061Q859

(CUSIP Number)

Bank of America Corporation,  Bank of America Corporate Center,  100 North Tryon Street,  Charlotte,  North Carolina  28255

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 13, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
BANK OF AMERICA CORP /DE/ 56-0906609

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,820

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,820

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,820

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100%

14	TYPE OF REPORTING PERSON
HC

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Banc of America Preferred Funding Corporation 75-2939570

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,820

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,820

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,820

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100%

14	TYPE OF REPORTING PERSON
CO

Item 1.	Security and Issuer

This Amendment No. 4 (this "Amendment") amends, as set forth below, the statement on Schedule 13D, dated May 20, 2014 and filed with the SEC on May 28, 2014 (the "Original Schedule 13D"), as amended by Amendment No. 1 dated May 20, 2014 and filed with the SEC on May 29, 2014 ("Amendment No. 1"), as amended by Amendment No. 2 dated July 1, 2016 and filed with the SEC on July 7, 2016 ("Amendment No. 2"), and as further amended by Amendment No. 3 dated December 4, 2018 and filed with the SEC on December 6, 2018 ("Amendment No. 3"), for Bank of America Corporation ("BAC") and Banc of America Preferred Funding Corporation ("BAPFC") (collectively, the "Reporting Persons") with respect to the variable rate munifund term preferred shares ("VMTP Shares") and the adjustable rate munifund term preferred shares (“AMTP Shares”) of Nuveen Maryland Quality Municipal Income Fund (the "Issuer").

This Amendment is being filed as a result of the exchange (the "Exchange") of the Reporting Persons' (i) 1,820 VMTP Shares, Series 2019 (CUSIP No. 67061Q867) for an equal number of AMTP Shares, Series 2028 (CUSIP No. 67061Q859) of the Issuer.

Item 2.	Identity and Background

(a)	Item 2 of the Original Schedule 13D is hereby amended by deleting Schedule I and Schedule II referenced therein and replacing them with Schedule I and Schedule II included with this Amendment.

(b)

(c)

(d)

(e)

(f)

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended by adding the following paragraph at the end thereof:

"The Reporting Persons exchanged (i) 1,820 VMTP Shares, Series 2019 (CUSIP No. 67061Q867) for an equal number of AMTP Shares, Series 2028 (CUSIP No. 67061Q859) of the Issuer.

The Exchange was a cashless exchange and no funds were used by the Reporting Persons."

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended by adding the following paragraph at the end thereof:

"The Reporting Persons acquired the AMTP Shares for investment purposes. The Reporting Persons acquired the AMTP Shares directly from the Issuer pursuant to the Exchange Agreement, dated December 13, 2018, between the Issuer and BAPFC (the "Exchange Agreement"), on their initial issuance in a cashless exchange transaction.

The Reporting Persons have not acquired the subject securities with any purpose, or with the effect of, changing or influencing control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect."

(a)

(b)

(c)

(d)

(e)

(f)

(g)

(h)

(i)

(j)

Item 5.	Interest in Securities of the Issuer

(a)	Paragraph (d) of Item 5 of the Original Schedule 13D is hereby amended by deleting the reference to "VMTP Shares" and replacing it with "AMTP Shares".

(b)

(c)

Transaction Date	Shares or Units Purchased (Sold)	Price Per Share or Unit

(d)

(e)

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end of the first paragraph thereof:

"The voting and consent rights on the 1,820 AMTP Shares received in the Exchange will be treated in the same manner as previously described in this Item 6."

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended by deleting Exhibit 99.1 and Exhibit 99.2 thereto and the insertion of the following exhibits:

"Exhibit Description of Exhibit
99.1 Joint Filing Agreement
99.2 Limited Power of Attorney
99.8 Exchange Agreement dated December 13, 2018"

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Bank of America Corporation

December 17, 2018	By:	/s/ Ronnie Ojera
Attorney-in-fact

Banc of America Preferred Funding Corporation

December 17, 2018	By:	/s/ Michael Jentis
Authorized Signatory

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)